[LETTERHEAD OF POST HEYMANN & KOFFLER LLP]

                                                          David J. Heymann
                                                          Admitted in NY and NJ
                                                          ----------------------
                                                          Phone: (516) 681-3636
                                                          Fax:   (516) 433-2777

                                                          e-mail: djh@phklaw.com

ATTORNEYS AT LAW
----------------
Two Jericho Plaza
Wing A
Jericho, New York 11753

                                 August 16, 2006

VIA EDGAR

Securities and Exchange Commission
500 North Capital Street
Washington, DC 20549
Attention: Mr. Steven Jacobs

      Re:  Winthrop Realty Trust
           Item 4.02 Form 8-K
           Filed August 9, 2006
           File No. 01-06249

Dear Mr. Jacobs:

      We are responding, on behalf of Winthrop Realty Trust ("Winthrop"), to the comment set forth in your letter of comment, dated August 10, 2006, with respect to the above-referenced filing by Winthrop. For your convenience, we have restated your comment prior to our response to such comment:

            1. Comment: Please revise to disclose the date of management's conclusion regarding the non-reliance on the financial statements. Refer to Item 4.02(a)(1) of Form 8-K.

            Response: Please be advised that August 4, 2006, which is the date set forth on the cover page of the Form 8-K as the "Date of report (Date of earliest event reported)" was the date on which management reached its conclusion regarding the non-reliance on the financial statements. It is my understanding from discussions with Amanda Sledge of your office that the filing the requested amendment is not necessary in light of the foregoing confirmation and the nominal impact the reclassification had on Winthrop's financial statements.

August 16, 2006
Page 2

      We are also enclosing a letter from Winthrop to the Securities and Exchange Commission which sets for an acknowledgement from Winthrop in the form requested. Should you have any further questions, please do not hesitate to call.

                                                     Sincerely,

                                                     /s/ David J. Heymann

                                                     David J. Heymann

cc:   Michael L. Ashner
      Thomas Staples
      Carolyn Tiffany

                              WINTHROP REALTY TRUST
                                7 Bulfinch Place
                            Suite 500, P.O. Box 9507
                                Boston, MA 02114

                                 August 16, 2006

Securities and Exchange Commission
500 North Capital Street
Washington, DC 20549

      Re:  Winthrop Realty Trust
           Item 4.02 Form 8-K
           Filed August 9, 2006
           File No. 01-06249

Ladies and Gentlemen:

Reference is made to the Current Report on Form 8-K filed by Winthrop Realty Trust (the "Company") with the Securities and Exchange Commission (the "Commission") on August 9, 2006.

The Company hereby acknowledges that:

1. The Company is responsible for the adequacy and accuracy of the disclosure made in the material that is filed with the Commission.

2. Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filed material; and

3. The Company may not assert Staff comments as a defense to any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

WINTHROP REALTY TRUST


By: /s/ Thomas C. Staples
    -----------------------
    Thomas C. Staples
    Chief Financial Officer